DFA Securities LLC

(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Exemption Report
Pursuant to Rule 17a-5 of
the Securities and Exchange Commission
For the period January 1, 2025 to December 31, 2025

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2025

Page(s)

Report of Independent Registered Public Accounting Firm..1

Exemption Report 2

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Index
December 31, 2025



Report of Independent Registered Public Accounting Firm

To Management of DFA Securities LLC

We have reviewed DFA Securities LLC's (the "Company") assertions, included in the accompanying DFA Securities LLC's Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP
Kansas City, Missouri
March 19, 2026

DFA Securities LLC
(A wholly-owned subsidiary of Dimensional Fund Advisors LP)
Exemption Report
December 31, 2025

DFA Securities LLC's Exemption Report

DFA Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

DFA Securities LLC

I, Bernard J. Grzelak, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Bernard J. Grzelak
Chief Financial Officer, Treasurer & Vice President

March 19, 2026